SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

AMENDMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2004

On May 14, 2004, the registrant filed information on Form 6-K with the Securities and Exchange Commission regarding its financial condition and results of operations at and for the fiscal year ended March 31, 2004. The registrant hereby amends parts of its consolidated financial condition and results of operation at and for the fiscal year ended March 31, 2004, as follows to correct the segment based amounts of total assets under “wireless services” and “other”. The financial information included therein was prepared on the basis of accounting principles generally accepted in the United States.

This amendment is not intended to revise, update, amend or restate any other part of the previous information or reflect any events that have occurred after the Form 6-K was filed on May 14, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name: Shigehito Katsuki
Title: General Manager
Department IV

Date: June 30, 2004

June 30, 2004

Correction of Parts of Consolidated Financial Results Release for the Year Ended March 31, 2004

We hereby correct parts of Consolidated Financial Results Release for the Year Ended March 31, 2004 which was released on May 14, 2004. The amounts corrected are underlined.

After Correction

8. Business Segments

(Consolidated)

3. Assets

	(Millions of yen)
	March 31, 2003	March 31, 2004
Total Assets
Regional communications services	9,652,161	9,093,204
Long-distance communications and international services	1,633,808	1,542,258
Wireless services	6,058,007	6,347,807
Data communications services	1,183,354	1,189,030
Other	10,842,737	10,398,513

Total	29,370,067	28,570,812
Elimination of intersegment	(9,586,467)	(9,135,939)

Consolidated total	19,783,600	19,434,873

(Note) The amount of goodwill recorded in the consolidated balance sheets is with respect to long-distance communications and international services and wireless services only, which is included in the long-distance communications and international services segment and wireless services segment, respectively.

Before Correction

8. Business Segments

(Consolidated)

3. Assets

	(Millions of yen)
	March 31, 2003	March 31, 2004
Total Assets
Regional communications services	9,652,161	9,093,204
Long-distance communications and international services	1,633,808	1,542,258
Wireless services	6,058,007	6,262,266
Data communications services	1,183,354	1,189,030
Other	10,842,737	10,484,054

Total	29,370,067	28,570,812
Elimination of intersegment	(9,586,467)	(9,135,939)

Consolidated total	19,783,600	19,434,873

For inquiries:
Department IV.
Tel: +81-3-5205-5421
E-mail:investors@hco.ntt.co.jp